UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Longtop Financial Technologies Limited
(Exact Name of Registrant as Specified in its Charter)
Flat A, 10/F, Block 8, City Garden
233 Electric Road, North Point
Hong Kong
(86 592) 2396 888

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Longtop Financial Technologies Limited
FORM 6-K

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report on Form 6-K contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Any projections in this report on Form 6-K are based on limited information currently available to us, which is subject to change. Factors that could cause actual results to differ include: growth of the financial services industry in China; the amount and seasonality of IT spending by banks and other financial services companies; competition and potential pricing pressures; our revenue growth and solution and service mix; our ability to successfully develop, introduce and market new solutions and services; our ability to effectively manage our operating costs and expenses; our reliance on a limited number of customers that account for a high percentage of our revenues; a possible future shortage or limited availability of employees; general economic and business conditions; the volatility of our operating results and financial condition; our ability to attract or retain qualified senior management personnel and research and development staff; the outbreak of health epidemics; the planned relocation of our headquarters; People’s Republic of China, or PRC, regulatory changes and interpretations; and other risks detailed in our filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about us, our customers and our industry. In evaluating our business and a potential investment in our American Depositary Shares, or ADSs, you should consider these and other risk factors as more specifically disclosed in our Annual Report on Form 20-F for the year ended March 31, 2008, or our 2008 Form 20-F, filed with the Securities and Exchange Commission on July 1, 2008, and this Form 6-K. Our actual results of operations for the nine-month period ended December 31, 2008 are not necessarily indicative of our future operating results.

EXPLANATORY STATEMENT
We, Longtop Financial Technologies Limited, have prepared this report on Form 6-K to provide the following information:
•	an update of certain developments in our business since the filing of our 2008 Form 20-F;

•	our unaudited condensed consolidated financial statements for the nine months ended December 31, 2008 and management’s related discussion and analysis of financial condition and results of operations; and

•	an update or addition to some of the risk factors affecting us previously disclosed in our 2008 Form 20-F.
In this report on Form 6-K, unless the context otherwise requires, “Longtop,” “we,” “us,” “our company,” and “our” refer to Longtop Financial Technologies Limited, its predecessor and its subsidiaries, variable interest entities and other affiliated entities; “China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau; “shares” or “ordinary shares” refers to our ordinary shares par value US$0.01 per share; “ADSs” refers to our American depositary shares, each representing one ordinary share; “Renminbi” or “RMB “ refers to the legal currency of China; and “$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this report were made at a rate of RMB6.84 to $1.00, the noon buying rate in effect as of December 31, 2008. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. On May 13, 2009, the noon buying rate was RMB6.82 to $1.00.

RISK FACTOR UPDATES
We may be adversely affected by the recent slowdown in China’s economy and the current severe worldwide global financial crisis.
We derive substantially all our revenues from the financial services industry, which is sensitive to changes in economic conditions and unforeseen events, including political instability, recession, inflation or other adverse occurrences. In the first quarter of the 2009 calendar year, the reported growth rate of China’s gross domestic product decreased to 6.1%, down from growth at a rate of 9.8% for the 2008 calendar year and a rate of 13% for the 2007 calendar year, and the worldwide economy is currently suffering a severe downturn precipitated by a crisis in the financial services and credit markets. Although we do not believe that our business has been adversely affected to date, this overall slowing in the rate of growth of China’s economy, coupled with the worldwide economic downturn, may cause slower or even negative growth in China’s financial services industry and result in decreased consumer and corporate use of financial services, or increased pressure on banks to develop, implement and maintain solutions in-house, which could harm our results of operations and business prospects.
We may face risks due to business interruptions resulting from outbreak of health epidemics.
Substantially all of our operations are conducted in China. Any occurrence of H1N1 flu (swine flu), avian flu, SARS, or any other health epidemic or outbreak in Xiamen, where our head PRC operations office is located and most of our employees are based, or elsewhere in China, may cause interruptions to our business operations due to illness and loss of our management and key employees, as well as temporary closure of our offices and other related businesses, which could have a material adverse effect on our business operations, operating results or financial condition.
Our planned relocation of our headquarters may result in temporary disruptions of our operations or a diversion of our management’s attention and resources.
We are in the process of renovating a new office building in Xiamen, consisting of approximately 33,000 square meters, to house our Xiamen operations and accommodate our growing number of employees and expanding operations. The relocation is planned for the second half of the 2009 calendar year. The relocation may result in temporary disruptions of our operations and a diversion of our management’s attention and resources, all of which could have a material adverse effect on our financial condition and results of operations. We may also engage in future relocations of our employees or operations from time to time.
Newly issued PRC regulations restricting conversion of foreign currency into Renminbi by a foreign-invested company may limit our ability to use such currency in our PRC operations or to expand our business.
On August 29, 2008, the PRC, State Administration of Foreign Exchange, or SAFE, promulgated a notice, Circular 142, regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice provides that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, such as heavy fines. As a result, Circular 142 may significantly limit our ability to transfer our existing cash to our PRC operating subsidiaries, which may adversely affect our business expansion, and we may not be able to convert our cash into Renminbi to invest in or acquire any other PRC companies.

We may be classified as a “resident enterprise” for PRC corporation income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.
The PRC Corporate Income Tax Law that became effective January 1, 2008 provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. A recent circular issued by the PRC State Administration of Taxation regarding the standards used to classify certain Chinese-invested enterprises established outside of China as “resident enterprises” clarified that dividends paid by such “resident enterprises” and capital gains recognized with respect to the sale of the shares of such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when received or recognized by non-PRC shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the Corporate Income Tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, the recent circular mentioned above specifies that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the directors or senior management having voting rights. If the PRC tax authorities determine that we are a “resident enterprise,” we may be subject to income tax at the rate of 25% on our worldwide income and dividends paid by us to our non-PRC shareholders as well as capital gains recognized by them with respect to the sale of our stock may be subject to a PRC withholding tax. This could have the effect of increasing our effective income tax rate and could also have an adverse effect on our net income and results of operations, and may require us to deduct withholding tax amounts from any dividends we pay to our non-PRC shareholders. We are actively monitoring the “resident enterprise” classification rules and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

If the PRC government determines that the variable interest entity, or VIE, structure for certain companies acquired by us does not comply with PRC government restrictions on foreign investment in the Internet services, we could face severe penalties.
In the nine months ended December 31, 2008, we acquired control over three small companies engaged in the provision of value-added telecommunication services, including domain name sales and hosting services. Various regulations in China currently restrict or prevent foreign-invested entities from engaging in value-added telecommunication services. Because of these restrictions, we used the VIE structure to maintain our control over Xiamen Bizcn Network Co., Ltd., or Bizcn, and its subsidiaries Xiamen Hooyoo Information Technology Co., Ltd., or Hooyoo, and Xiamen Reseller Order Information Technology Co., Ltd., or Xiamen Reseller, acquired by us in 2008. Two of our employees are acting as nominee equity owners of Bizcn, which is effectively controlled by our subsidiary, Xiamen Longtop Financial Technology Management Co., Ltd., or XLM, through a series of contractual arrangements. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will ultimately take a view that (i) the ownership structure and the business and operation model of Bizcn are in compliance with existing PRC laws and regulations, and (ii) each contract that XLM entered into with Bizcn and its shareholders is valid and binding, and will not result in any violation of PRC laws or regulations currently in effect. If we are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking business or operating licenses of XLM, Bizcn, Hooyoo or Xiamen Reseller, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue all or any portion of such companies’ operations.

RECENT DEVELOPMENTS
Strategic Acquisitions and Alliances
Through strategic acquisitions and alliances, we seek to add development and service capabilities, broaden the scope of our offerings and expand our client base.
Completed Acquisitions
In the nine months ended December 31, 2008, we completed five small but strategically significant businesses, all of which are located in China.
To expand our ATM maintenance services to banks in China, in May 2008 we acquired for cash Beijing Huayuchang Co-Founder Technology Development Co., Limited, or Huayuchang.
To further diversify our revenues, in July 2008 we acquired for cash the business of Precision Hightech Company Ltd., or Puji. Puji provides core banking software products and solutions to other banks in China.
Through our PRC subsidiary and two employees acting as nominee equity owners, in July 2008 we acquired Xiamen Hooyoo Information Technology Co., Ltd., a company engaged in the provision of certain telecommunication services, including domain name sales and hosting services.
Through our PRC subsidiary and two employees acting as nominee equity owners, in September 2008 we acquired Xiamen Bizcn Network Co., Ltd, a company engaged in providing certain telecommunication services, including domain name sales and hosting services.
In February 2009, we acquired Jactus Labs, a leading third-party testing company focused on China’s financial services industry.
Pending Acquisition
To increase our share of the market for insurance-related IT related services in China, in April 2009 we agreed to acquire Sysnet Info-tech Corporation, or Sysnet, an IT service provider focused on China’s insurance industry. We expect the transaction to close by June 30, 2009. We agreed to pay fixed acquisition consideration of RMB126 million ($18.4 million) and contingent consideration of up to RMB45 million ($6.6 million) in cash upon the achievement of certain financial conditions during the two calendar years ending December 31, 2009 and 2010. We are also obligated to pay RMB9.0 million ($1.3 million) in cash to the extent certain Sysnet employees fulfill employment obligations during the two calendar years ending December 31, 2009 and 2010.
Strategic Alliances
We have also formed strategic alliances to expand our business. An example of the type of strategic alliances we might enter into is our arrangement with S1 Corporation. Under this arrangement, we are assisting S1, a U.S. based software company, in the implementation of S1’s customer relationship management platform at one of Thailand’s largest banks. This is our first significant contract outside of China, as we are providing services in Thailand as well as from our China delivery centers.

Board of Director Changes
Mr. Yifeng Shen was appointed as an independent director and member of our audit committee in October 2008. He has been a Professor of Finance and doctoral tutor at Xiamen University since 1999, and also became the Dean of the School of Management at Xiamen University in 2008. From 1995 to 1999 Mr. Shen was an Associate Professor and Deputy Director of the Business Administration Education Center, or MBA Center, of Xiamen University, and from 1992 and 1995 Mr. Shen was a lecturer at the MBA Center. Mr. Shen was also a visiting scholar at the University of Oregon between 1996 and 1997, at Concordia University in Montreal, Quebec, Canada in the summer of 1999 and at the University of Newcastle in the United Kingdom in the summer of 2000. Mr. Shen has served as consultant and independent director at several companies in Xiamen; for example, he is an independent director of Xiamen Farah Electronic Company. Mr. Shen received his Ph.D. in Management from the Department of Accounting at Xiamen University and his MBA from Saint Mary’s University in Halifax, Nova Scotia, Canada. He also holds a Bachelor of Economics from the Department of Finance at Xiamen University.
Ms. Xiaohong Chen resigned from our board of directors on May 6, 2009. Our board does not currently intend to name a replacement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND
RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our condensed consolidated interim financial statements and the related notes included elsewhere in this report on Form 6-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those “Risk Factors” disclosed in our 2008 Form 20-F and elsewhere in this report on Form 6-K.
Overview
We are a leading provider of software and IT services targeting the financial services industry in China. We develop and deliver a comprehensive range of software solutions with a focus on meeting the rapidly growing IT needs of financial institutions in China. Our software solutions may be broadly classified into four categories: channel, business, management and other value-added, covering major categories of information technology requirements for financial institutions in China. We sell both custom-designed and standardized software solutions that are integrated into our clients’ existing IT hardware and software infrastructure. We additionally provide other services, such as ATM maintenance, system integration and IT maintenance services, to our clients.
Our clients are primarily the leading banks in China. We have extensive client relationships with three of the Big Four Banks, namely China Construction Bank, Agricultural Bank of China and Bank of China. We also provide services to most of the 13 national commercial banks, China Postal Savings Bank, leading city commercial banks, and insurance companies in China.
Factors Affecting Our Results of Operations
Our operating results in any period are subject to general conditions typically affecting the IT market for the financial services industry including:
•	growth of the financial services industry in China;

•	amount and seasonality of IT spending by banks and other financial services companies;

•	procurement process of banks and other financial services companies, including their decision whether to meet their IT needs in-house or through third-party developers;

•	competition and related pricing pressure from other IT software and service providers to the financial services industry, and increases in headcount and other operating costs and expenses due to competition, inflation and other factors; and

•	increases in headcount and other operating costs and expenses due to competition, inflation and other factors.

The recent overall slowing of China’s economic growth, coupled with the worldwide economic downturn, may cause slower or even negative growth in China’s financial services industry and result in decreased consumer and corporate use of financial services, or increased pressure on banks to develop, implement and maintain solutions in-house. However, to date, our business has not been materially adversely impacted as, among other reasons: we believe services and software IT spending represents a small percentage of many financial institutions’ revenues and profits; financial institutions in China remain underinvested in IT services, with decisions driven primarily by longer-term development plans rather than nearer term events; and financial institutions in China, along with their customer offerings, have continued to grow and their businesses are increasing in complexity.
Unfavorable changes in any of these general conditions could negatively affect the number and size of customized projects we undertake, the number of standardized software solutions we sell, the amount of services we provide, the price of our solutions and services, and adversely affect our results of operations.
Our operating results in any period are more directly affected by company-specific factors including:
•	our revenue growth and solution and service mix;

•	our ability to successfully develop, introduce and market new solutions and services, including standardized software solutions, to the financial services industry;

•	the number of active projects;

•	our ability to attract, train and retain skilled software engineers and mid-level personnel;

•	our ability to effectively manage our operating costs and expenses;

•	our acquisitions and strategic alliances; and

•	the seasonal and unpredictable nature of our revenues. For example, in the quarter-ended September 30, 2008, several Big Four Banks delayed to the following quarter several planned standardized implementations in conjunction with China’s hosting the 2008 Summer Olympics. See “Risk Factors—Risks Related to Our Business and Industry—Fluctuations in our clients’ annual IT budget and spending cycle and other factors can cause our revenues and operating results to vary significantly from quarter to quarter and from year to year” in our 2008 Form 20-F.
Revenues
We derive revenue from two primary sources: (i) software development revenues, which we derive from software development and assistance with licensing, implementation and customization, and PCS, and (ii) other services revenues, which we derive from ATM maintenance, providing system integration services, which include assisting customers with hardware and software procurement and installation, and IT service management, design and consulting. Due to our customer’s contracting and purchasing practices, we do not have a significant amount of software development backlog at any time. Accordingly our software development backlog at any one time typically is less than the next three months’ revenue.

Software Development
Categorization of software development revenues
Our software development revenues can be categorized by:
•	development methodology;

•	type of solutions and services; and

•	client type.
Development Methodology. Depending on the development methodology, our software solutions can be categorized as “custom-designed” software and “standardized” software. We also enter into stand-alone maintenance contracts for a portion of our custom-designed software covering the period after the initial PCS period has expired, and record this revenue as “software maintenance.”
•	Custom-designed software development. We provide a broad range of custom-designed software development services primarily to large national and city banks in China. These projects usually take approximately six months to complete and involve design and implementation of new solutions or significant customization of our software and, in some cases, third-party software to meet our clients’ needs. We typically receive a fixed sum payable according to negotiated payment schedules. We base each project’s fee on our assessment of the man-hours required, the size and complexity of the project, competitive pressure, strategic value of the project, cross-selling opportunities and our relationship with the client. We recognize as revenue contract value less amounts deferred for the provision of PCS services based on vendor specific evidence of the value, or VSOE, over the customization and implementation period using the percentage of completion method based on the efforts expended. We recognize the deferred PCS portion of the contract value on a straight line basis over the PCS term, which is normally one year.

•	Standardized software development. We leverage our customized-software development efforts, including the related platforms, modules and elements, and our internal research and development efforts to develop standardized software solutions. Our standardized solutions do not require significant customization and require limited implementation time, generally one to two months. Compared to similar custom-designed solutions, the price of standardized solutions does not vary significantly. Our standardized solutions typically include PCS, normally for one year. If we have VSOE of the PCS, we recognize as revenue, upon customer acceptance, the difference between the total contract value and the fair value of the PCS. If we do not have VSOE, costs related to PCS are insignificant and the PCS period is less than one year, we recognize as revenue the entire contract value upon customer acceptance.
Our clients purchase our solutions based on the functionality offered and not on whether the solution is customized or standardized. Consequently, we elect to provide a customized or standardized offering based on our software development status. We prefer to deliver a standardized solution where possible as standardized solutions command pricing similar to customized solutions with significantly less customization and implementation requirements. However, our suites of standardized solutions are limited, take time to develop and can become outdated over time.

When addressing for the first time a specific IT need, we normally first develop a custom-designed solution. In some cases, through our own research and development activities or additional modifications to the customized solution, we are able to develop a standardized solution available for sale to other clients. Our decision to develop a standardized solution is based on our assessment of whether sufficient broader market demand exists for that solution and the level of additional customization required to implement the solution for different clients. A typical standardized software solution normally takes one to two years to develop. Once developed, a standardized solution “replaces” custom development revenues for that solution for one to two years until the standardized solution itself becomes outdated, due to banking systems changes or changes in market requirements. At that time, the development cycle begins again and we offer clients a customized solution or we need to start developing through our own research and development activities a new product.
Type of Solutions and Services. Our software solutions can be broadly classified as: “channel,” “business,” “management” and “other value-added.” Among the management solutions we offer, our business intelligence software solutions focus on supporting banks’ decision making processes. As our clients sought to improve their internal systems, they invested more in management software solutions and services. Management solutions include solutions for enterprise resource management and credit and risk management. Beginning in 2005, our clients sought to improve their data mining and data analysis capabilities by implementing better business intelligence systems.
Client Type. We provide software solutions and post-implementation solution support services primarily to leading financial institutions, insurance companies and enterprises in China. Our software development revenues can be categorized by our four different client types, which are Big Four Banks, Other Banks, Insurance and Enterprises. The Big Four Banks category includes the four largest state banks in China, which are the Agriculture Bank of China, Bank of China, China Construction Bank and Industrial and Commercial Bank. When dealing with Big Four Banks clients, we sign contracts with both the head office and branches. The Other Banks category excludes the Big Four Banks and includes national commercial banks, policy banks, city banks, rural credit unions and China Post Bank. Our insurance clients include both property and life insurance providers in China. Enterprises are entities not involved in financial services and include government entities and large state enterprises.
Excluding PCS, our contracts for providing software development services are generally less than one year. Our contracts for providing stand-alone solution support services are generally for one year, renewable on an annual basis.
Other Services
Other services revenues include revenues from the ATM maintenance services segment and the ancillary services segment, consisting of system integration services and other miscellaneous services. We recognize these revenues as the services are performed or ratably over the contract period. Contract periods are typically one year or less.

Critical Accounting Policies and Estimates
We prepare our financial statements in conformity with U.S. GAAP, which require us to make judgments, estimates and assumptions. We periodically evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.
An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated interim financial statements and other disclosures included in this report on Form 6-K and with reference to our audited financial statements as of and for the year ended March 31, 2008 included in our 2008 Form 20-F.
Revenue Recognition
We derive revenue from two primary sources: (i) software development revenues, which we derive from software development and assistance with licensing, implementation and customization, and PCS, and (ii) other services revenues, which we derive from ATM maintenance, providing system integration services, which include assisting customers with hardware and software procurement and installation, and IT service management, design and consulting. We recognize revenue using the guidance from AICPA Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, Modification of SOP 97-2, “Software Revenue Recognition, with Respect to Certain Transactions”, SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”), Accounting Research Bulletin (“ARB”) No. 45, “Long-Term Construction-Type Contracts” (“ARB 45”) and SEC Staff Accounting Bulletin No. 104, “Revenue Recognition”. Under these guidelines, we recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured or, in the case of software arrangements, when collectibility is probable.
Software development services
Where the software development contracts include multiple elements, we allocate revenues to the various elements based on VSOE of fair value. We determine VSOE of fair value based on the price charged when we sell the same element separately, or for elements not yet being sold separately, the price established by management having the relevant authority which, once established, will not change before being sold separately. We defer revenue for the fair value of our undelivered elements and recognize revenue for the remainder of the contractual arrangement fee attributable to the delivered elements upon meeting the basic criteria of SOP 97-2. We recognize revenue on delivered elements only if: (a) any undelivered products or services are not essential to the functionality of the delivered products or services, (b) we have an enforceable claim to receive the amount due in the event it does not deliver the undelivered products or services, (c) there is evidence of the fair value for each undelivered product or service and (d) the revenue recognition criteria otherwise have been met for the delivered elements. Otherwise, we recognize revenue on delivered elements upon delivery of the undelivered elements. If the only undelivered element is PCS for which we have established VSOE, we recognize the difference between the total arrangement fee and the amount deferred for PCS as revenue upon delivery (the residual method). Where PCS revenue is deferred, we recognize the PCS revenue ratably over the PCS term.

We periodically negotiate the sale of upgrades and enhancements with our customers. We account for these arrangements separately from the initial sale because (i) they are not negotiated within a short time frame of each other, (ii) the products from the initial sale do not depend on the upgrades or enhancements, (iii) neither the fees for the initial or subsequent sale are subject to refund if one or the other contracts is not fulfilled nor are payment terms for either sale tied to the performance of the other and (iv) the arrangements are not considered a single project.
Standardized Solutions—Prior to January 1, 2006, for software development contracts that did not involve significant modification, or “standardized solutions,” we did not have VSOE of PCS or evidence that the cost of providing PCS was immaterial. Accordingly, after the standardized solution was implemented and customer acceptance was received, we recognized the entire arrangement fee ratably over the PCS period. Subsequent to January 1, 2006, we were able to establish that the cost of providing PCS on the standardized solution arrangements was immaterial and, as a result, we began recognizing the entire arrangement fee after the software was implemented and customer acceptance was received, assuming all other revenue recognition criteria had been met. We accrue the estimated cost of providing PCS based on historical experience at the time we record revenue.
Customized Solutions—For software development contracts that require significant modification or customization of the core software or “customized solutions,” we recognize revenues from software license and development services over the customization and implementation period using the percentage of completion method. We measure progress toward completion by comparing direct labor costs incurred to total estimated direct labor costs for the project. Where revisions in estimated contract profits are necessary, we make them in the period in which the circumstances requiring the revision become known. We record provisions for estimated losses, if any, on uncompleted contracts in the period in which such losses become probable based on the current contract estimates.
We defer the fair value of PCS as indicated by VSOE and recognize the revenue ratably over the PCS period.
Other services
We recognize revenue from ATM maintenance and ancillary services as performed ratably over the contract period. We expense costs associated with these contracts as incurred. Contract periods are generally less than one year.
We recognize revenue from system integration services, a component of ancillary services, as performed. Such revenue is recorded net of amounts paid to suppliers in accordance with the provisions of EITF No. 99-19, “Reporting Revenue Gross as Principal versus Net as an Agent.” On behalf of our clients, we obtain manufacturers’ warranties and support for the third-party hardware and software they sell. We had not accrued any warranty costs at March 31, 2008 or December 31, 2008.

We report revenue net of business taxes. Business taxes netted from revenue during the nine months ended December 31, 2007 and 2008 were $0.6 million and $0.9 million, respectively.
As part of the PRC government’s policy of encouraging software development in the PRC, our wholly-owned subsidiary Xiamen Longtop System Co., Ltd. is entitled to a refund of value-added tax paid at a rate of 14% of the sales value of certain standardized software products. The amount of the value-added tax refund included in software development revenue during the nine months ended December 31, 2007 and 2008 were $2.3 million and $3.4 million, respectively.
We record revenue in excess of billings as unbilled receivables, which is included in accounts receivable. Unbilled receivables were $5.8 million at March 31, 2008 and $11.5 million at December 31, 2008. We record billings in excess of revenues that recognized as deferred revenue. We render billings based on agreed milestones included in customer contracts.
Allowance for Doubtful Accounts Receivables
Our management must make estimates of the collectibility of our accounts receivables. Management specifically analyzes accounts receivables, historical bad debts, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Our net accounts receivable balances on March 31, 2008 and December 31, 2008 were $21.3 million and $33.6 million, net of allowance for doubtful accounts of $0.9 million, and $1.0 million, respectively. If the financial condition of our clients were to deteriorate, resulting in their inability to make payments, an additional allowance might be required.
Share-Based Compensation
We recognize our share-based payments to employees and directors, including grants of stock options, restricted stock units and other equity-based awards, based on their grant date fair values according to SFAS 123(R). Under the fair value based method, compensation cost related to employee options and similar equity instruments is measured at the grant date based on the value of the award and is recognized over the requisite service period, which is usually the vesting period. We determine fair value using the Black-Scholes model. Under this model, certain assumptions, including the risk-free interest rate, the expected life of the options and the estimated fair value of our ordinary shares and the expected volatility, are required to determine the fair value of the options. In addition, forfeitures are estimated at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. If different assumptions had been used, the fair value of the options, net of estimated forfeitures, would have been different from the amount we computed and recorded.
The determination of fair value requires us to make complex and subjective judgments about the projected financial and operating results. It also requires making certain assumptions such as cost of capital, general market and macroeconomic conditions, industry trends, comparable companies and our share price volatility, expected lives of options and discount rates. These assumptions are inherently uncertain.

Prior to becoming a public company on October 25, 2007, we determined the fair value of the ordinary shares underlying the options and transferred shares by employing two valuation methods: the discounted cash flow method under the income approach and the guideline companies method under the market approach. The discounted cash flow method is a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate. The “guideline companies method” incorporates certain assumptions, including the market performance of comparable listed companies as well as our financial results and growth trends, to derive our total equity value. Other assumptions used in deriving the fair values include the following: (i) no material changes in the existing political, legal, fiscal and economic conditions in China; (ii) no material changes in tax law in China or the tax rates applicable to our subsidiaries; and (iii) no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.
Total share-based compensation costs in the nine month periods ended December 31, 2007 and 2008 were $27.0 million and $4.2 million, respectively. In October 2007, Well Active International Limited, or Well Active, cancelled all principal and accrued interest due on promissory notes that had been issued to Well Active by our officers and certain employees in payment for an aggregate of 4.8 million of our ordinary shares that Well Active had transferred to the officers and employees. The cancellation resulted in share-based compensation expense to us of $24.8 million during the 2007 Period.
Period Over Period Comparison
Nine Months Ended December 31, 2008, or the 2008 Period, Compared to Nine Months Ended December 31, 2007, or the 2007 Period
Total Revenues. Total revenues for the 2008 Period were $80.4 million, an increase of 61.6% from $49.8 million in the 2007 Period, primarily due to the reasons below. The following table sets forth the revenues generated by each of the two primary sources of our revenues for the 2007 and 2008 Periods:

	Nine months ended
	December	December
	31, 2007	31, 2008	% Change
Software Development	$41,631	$68,509	64.6%
Other Services	$8,141	$11,905	46.2%

Total Revenue	$49,772	$80,414	61.6%

•	Software Development Services Revenues. Revenues from our software development services increased by 64.6% from $41.6 million in the 2007 Period to $68.5 million in the 2008 Period. This increase in our software development services revenues reflects:
•	Exchange rate movements. The 64.6% growth in software development revenues reflects an appreciation in the Renminbi to U.S. dollar exchange rate from an average of 7.56 in the 2007 Period to an average of 6.88 in the 2008 Period. Excluding the impact of this appreciation, our total software development revenues increased by 47.0%.

•	From a client-type perspective, increased sales to Other Banks and Insurance clients. The following tables set forth our software development revenues by client types and their percentages of the total software development revenue in the 2007 and 2008 Periods:

Software Development Revenue by customer type — US$000s

	Nine months ended
	December	December	% Change
	31, 2007	31, 2008	(Decrease)
Big Four Banks	21,507	34,028	58.2%
Other Banks	12,291	25,099	104.2%
Insurance	4,449	6,868	54.4%
Enterprises	3,384	2,514	(25.7%)

Total	41,631	68,509	64.6%

Software Development Revenue customer concentration analysis

	Nine months ended
	December	December	Change
% of Software Development Revenue from	31, 2007	31, 2008	(Decrease)
Big Four Banks	51.7%	49.7%	(2.0%)
Other Banks	29.5%	36.6%	7.1%
Insurance	10.7%	10.0%	(0.7%)
Enterprises	8.1%	3.7%	(4.4%)

Total	100.0%	100.0%	0.0%

Software development revenue from the Big Four Banks in the 2008 Period was $34.0 million, an increase of 58.2% from the 2007 Period. Big Four Banks accounted for 49.7% of software development revenues in the 2008 Period, as compared to 51.7% in the 2007 Period, indicating a growth rate approximately in line with our overall software development revenue growth rate. Our Big Four Banks clients in both the 2007 Period and 2008 Period included three of the Big Four Banks and each of the Big Four Bank’s percentage contribution to our revenue was relatively similar in both the 2007 Period and 2008 Period, with growth in all of our three Big Four Bank clients. All three of our Big Four Bank client’s contributed more than 10% of our software development revenue in both the 2007 Period and 2008 Period with our largest Big Four Bank client accounting for 22.9% and 24.2% in the respective years.

The software development revenue from Other Banks in the 2008 Period was $25.1 million, an increase of 104.2% from the 2007 Period, which was the highest of our four types of clients. Other Banks excludes the Big Four Banks and includes national commercial banks, policy banks, city banks, rural credit unions and China Post Bank. Other Banks accounted for 36.6% of software development revenues for the 2008 Period, as compared to 29.5% in the 2007 Period. Since 2006, we have strategically focused on diversifying our customer base to reduce reliance on Big Four Banks by developing solutions to meet Other Bank requirements, including through strategic acquisitions, and aligning our sales people to also focus on the Other Bank segment. The 104.2% growth was attributable to higher revenue per customer mainly from national commercial banks in the 2008 Period, as we had additional solutions to meet their requirements. National commercial banks also increased their IT spending to improve their customer service, products and management, and we benefitted from this increased investment.

Revenue from Insurance clients in the 2008 Period was $6.9 million and grew 54.4% from the 2007 Period. We first began targeting the Insurance sector in the later part of 2006. During the 2008 Period, Insurance clients accounted for 10.0% of software development revenues, slightly lower than the 10.7% in the 2007 Period. The growth in Insurance in the 2008 Period was mainly due to sales made to a new customer, a leading insurance agent in China.

•	Growth in demand for our business intelligence and management-related solutions from a solutions perspective.
Software Development Revenue by solution type US$000s

	Nine months ended
	December	December	% Change
	31, 2007	31, 2008	(Decrease)
Channel	6,936	8,707	25.5%
Core Banking	9,483	11,767	24.1%
Management	14,415	27,917	93.7%
Business Intelligence	10,168	19,905	95.8%
Others	629	213	(66.1%)

Total	41,631	68,509	64.6%

% of Software Development Revenue by solution type

	Nine months ended
	December	December	% Change
	31, 2007	31, 2008	(Decrease)
Channel	16.7%	12.7%	(4.0%)
Core Banking	22.8%	17.2%	(5.6%)
Management	34.6%	40.7%	6.1%
Business Intelligence	24.4%	29.1%	4.7%
Others	1.5%	0.3%	(1.2%)

Total	100.0%	100.0%	0.0%

Our software solutions can be broadly classified as: “channel,” “business,” “management,” “business intelligence” and “other value-added.” Increases related primarily to growth in both management solutions and business intelligence revenues. As our clients sought to improve their internal systems such as office automation, risk management, human resource management, and content management, our management solutions revenues grew 93.7% to $27.9 million in the 2008 Period from $14.4 million in the 2007 Period.

Business intelligence solutions revenues were $19.9 million in the 2008 Period, an increase of 95.8% from $10.2 million in the 2007 Period. Demand for business intelligence solutions was driven by our customers building out data warehouses and business intelligence applications to conduct business and decision-making analysis in order to better understand their customers’ behavior and the effectiveness of their marketing campaigns, and to obtain more accurate and timely information to manage their business. There was strong demand from both Big Four Banks and Other Banks for our Business Intelligence solutions, where we are one of the strongest service providers in China for these solutions.
•	From a development methodology perspective.
Software Development Revenue by development methodology — US$000s

	Nine months ended
	December	December
	31, 2007	31, 2008	% Change
Customized	22,721	42,845	88.6%
Standardized and Maintenance	18,910	25,664	35.7%

Total	41,631	68,509	64.6%

Software Development Revenue by development methodology as a percentage of Total Software Development Revenue

	Nine months ended
	December	December	Change
	31, 2007	31, 2008	(Decrease)
Customized	54.6%	62.5%	7.9%
Standardized and Maintenance	45.4%	37.5%	(7.9%)

Total	100.0%	100.0%	0.0%

Compared to the 2007 Period, our customized software solution revenues for the 2008 Period grew 88.6% from $22.7 million to $42.8 million. In contrast, our standardized and maintenance software solution revenues grew at a slower rate as compared to customized solutions, with growth of 35.7%, from $18.9 million in the 2007 Period to $25.7 million in the 2008 Period.
Customized software solutions revenues represented 62.5% of software development revenues in the 2008 Period compared to 54.6% in the 2007 Period. The increase in the customized revenue mix was due to numerous factors, including our business intelligence solutions growth, the fastest growing area for us in the 2008 Period; solutions for the Insurance sector; and sales to Other Bank customers which typically purchase customized solutions. Pricing for our customized and standardized products was relatively stable and was not a factor in changes in our revenue from the 2007 Period to the 2008 Period.

•	Other services revenues:
Other Services Revenue — US$000s

	Nine months ended
	December	December
	31, 2007	31, 2008	% Change
ATM maintenance services	3,428	5,412	57.9%
Ancillary services	4,713	6,493	37.8%

	8,141	11,905	46.2%

Other Services Revenue as a percentage of Total Other Services Revenue

	Nine months ended
	December	December	Change
	31, 2007	31, 2008	(Decrease)
ATM maintenance services	42.1%	45.5%	3.4%
Ancillary services	57.9%	54.5%	(3.4%)

	100.0%	100.0%	0.0%

Revenues from Other Services increased by 46.2% from $8.1 million in the 2007 Period to $11.9 million in the 2008 Period. The increase in our Other Services revenues was primarily due to exchange rate movements and growth in our ATM maintenance and ancillary services segments.
•	Exchange rate movements. The 46.2% growth in other services revenues from the 2007 Period to the 2008 Period reflects an appreciation in the Renminbi to U.S. dollar exchange rate from an average of 7.56 in the 2007 Period to an average of 6.88 in the 2008 Period. Excluding the impact of this appreciation, our other services revenue increased by 33.1%.
•	ATM maintenance services segment. Revenues from our ATM maintenance services segment increased by 57.9%, growing from $3.4 million in the 2007 Period to $5.4 million in the 2008 Period. This growth was primarily attributable to the acquisition of Beijing Huayuchang Co-Founder Technology Development Co., Limited, or Huayuchang, a provider of ATM maintenance services, which we acquired in the 2008 Period. At December 31, 2008 we had more than 10,500 ATM machines under contract for maintenance as compared to approximately 6,200 ATM machines at December 31, 2007.
•	Ancillary services segment. Ancillary services consist of the procurement of hardware and software licenses on behalf of customers, in professional services for IT service management, and design, consulting and supplementary technology related services. Our system integration services involve assisting clients in procuring hardware and software solutions designed to meet their system requirements. Revenues from our ancillary services segment increased by 37.8%, from $4.7 million in the 2007 Period to $6.5 million in the 2008 Period. This increase was primarily attributable to increased revenue from our systems integration business.

Gross Margin; Cost of Revenues. The following table illustrates the gross margin percentage in our two major sources of revenues in the 2007 and 2008 Periods:
Gross Margin percentage

	Nine months ended
	December	December	% Change
	31, 2007	31, 2008	(Decrease)
Software Development Gross Margin	59.5%	72.1%	12.6%
Other Services Gross Margin	59.4%	42.2%	(17.2%)
Total Gross Margin	59.5%	67.7%	8.2%
Our gross margins increased by 8.2% to 67.7% in the 2008 Period from 59.5% in the 2007 Period. The increase in gross margin was primarily due to the factors explained below.
•	Software development services costs and gross margin
•	Software development costs. These consist of design, implementation, delivery and maintenance costs of our software solutions and intangibles, amortization related to our software development revenues. Software development costs are primarily headcount-related costs, including payroll, employee benefits, bonuses, travel and entertainment and share-based compensation to our development staff, and overhead costs allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. We consider most of our software development costs to be variable and will increase as our sales grow. Of our total software development costs, substantially all relates to the cost of developing and implementing our customized software solutions.
•	Software development gross margin. Our software development services gross margin increased by 12.6% to 72.1% in the 2008 Period compared to the 2007 Period. The increase in gross margin was due to higher share-based compensation expenses in the 2007 Period, which were $7.6 million as compared to $1.2 million in the 2008 Period, due to share-based compensation expenses associated with the cancellation by Well Active during the 2007 Period of principal and interest under promissory notes issued to it in 2006 in payment for ordinary shares Well Active had transferred to our officers and employees, as described above under “Share-Based Compensation.” Excluding the impact of the share-based compensation expenses, the 2008 Period gross margin would have been approximately 4.0% lower than the 2007 Period. This 4.0% decline was due primarily to a higher mix of our software revenue coming from customized solutions, with 62.5% of software development revenue from customized solutions in the 2008 Period as compared to 54.6% in the 2007 Period as well as inflation-driven increases in salaries without corresponding increases in pricing. Customized solutions, which typically involve more manpower in development and implementation, have substantially lower gross margins than standardized solutions. Our acquisition of FEnet in October 2007, which primarily delivers customized solutions, also negatively impacted our gross margins in the 2008 Period compared to the 2007 Period.

In the 2008 Period, we hired a significant number of new personnel to meet customized solutions’ demand. As of December 31, 2008, we had 1,144 software development engineers, compared to 827 as of December 31, 2007.

•	Other Services costs and gross margin.
Other Services gross margin percentage

	Nine months ended
	December	December
	31, 2007	31, 2008	(Decrease)
ATM maintenance services gross margin	57.9%	39.8%	(18.1%)
Ancillary services gross margin	60.4%	44.2%	(16.2%)
Other Services gross margin	59.4%	42.2%	(17.2%)
•	Other Services costs. Costs associated with ATM maintenance include headcount-related costs for our maintenance staff and spare parts inventory costs. Costs related to ancillary services include headcount-related expenses and amortization of backlog arising from acquisitions.
•	Other Services gross margin. Gross margins from our Other Services revenue declined by 17.2% during the 2008 Period to 42.2% due to ATM maintenance and ancillary services segment gross margins decline.
•	ATM maintenance services segment. Gross margins from our ATM maintenance services segment declined by 18.1% to 39.8% in the 2008 Period due to lower gross margins on Huayuchang, which we acquired during the 2008 Period, and cost increases we did not pass on to our customers.
•	Ancillary services segment. Gross margins from our ancillary services segment declined by 16.2% to 44.2% in the 2008 Period due to higher wage costs without corresponding increases in the ancillary services process.
Research and Development Expenses. These include expenses related to our research and development center and supporting departments that are not otherwise attributed to software development. They are primarily headcount-related expenses, including payroll, employee benefits, bonuses, travel and entertainment and share-based compensation to our research and development staff, and overhead costs allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. We also incur expenses for training our research and development staff and for professional fees of consultants in connection with our research and development activities. We generally expense research and development costs when incurred. Our research and development expenses increased by 16.1% from $3.1 million in the 2007 Period to $3.6 million in the 2008 Period, as a result of additional headcount-related costs as we expanded our investment in research and development organically and through our acquisition of FEnet in October 2007. At December 31, 2008 we had 186 research and development staff as compared to 148 at December 31, 2007.

Sales and Marketing Expenses. Sales and marketing expenses include headcount-related expenses, allowance for doubtful accounts and, to a lesser extent, third-party advertising and promotional expenses related to our sales and marketing functions. As we do not undertake significant advertising or promotion activities, these expenses are primarily headcount-related expenses that include payroll, employee benefits, commissions paid to our employees, travel and entertainment, share-based compensation to our sales and marketing staff and overhead costs that are allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. Our sales and marketing expenses decreased by 1.3% from $7.9 million in the 2007 Period to $7.8 million in the 2008 Period, representing 15.9% and 9.7% of total revenues, respectively. Sales and marketing expenses in the 2007 Period included $4.5 million of share-based compensation expenses, primarily associated with the cancellation by Well Active during the 2007 Period of principal and interest under promissory notes issued to it in 2006 in payment for ordinary shares Well Active had transferred to our officers and employees, as described above under “Share-Based Compensation.” Excluding the impact of the share-based compensation expenses of $4.5 million and $1.1 million in the 2007 Period and 2008 Period, respectively, sales and marketing expenses would have been 6.9% in the 2007 Period and 8.3% in the 2008 Period. This increase as a percentage of revenue was due to additional investment in our product sales team and solution center. At December 31, 2008, we had 230 sales and marketing staff as compared to 127 at December 31, 2007.
General and Administrative Expenses. General and administrative expenses primarily include costs related to our finance, legal, human resources and executive office functions, gains or losses on fixed assets and provisions for other receivables less government subsidies directly related to our operating expenses. These departmental costs are primarily professional fees and expenses related to headcount. Headcount-related expenses include payroll, bonuses, employee benefits, share-based compensation, travel and entertainment and overhead costs that are allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. Our general and administrative expenses decreased by 61.1% from $18.0 million in the 2007 Period to $7.0 million in the 2008 Period, representing 36.1% and 8.7% of total revenues, respectively. General and administrative expenses in the 2007 Period included $13.4 million of share-based compensation expenses, primarily associated with the cancellation by Well Active during the 2007 Period of principal and interest under promissory notes issued to it in 2006 in payment for ordinary shares Well Active had transferred to our officers and employees, as described above under “Share-Based Compensation.” Excluding the impact of share-based compensation expenses of $13.4 million and $1.4 million in the 2007 Period and 2008 Period, respectively, our general and administrative expenses would have increased by approximately 19.0% due to additional headcount, which increased from 166 at December 31, 2007 to 229 at December 31, 2008.
Other Income (Expenses). Our other income (expense) increased from $1.6 million in the 2007 Period to $3.8 million in the 2008 Period. The increase was primarily due to additional interest income earned on proceeds from our initial public offering.
Income Tax Expenses. Our income tax expenses in the 2008 Period were $5.2 million, an effective tax rate of 13.0%, compared to $2.6 million in the 2007 Period, or an effective tax rate of 117.4%. The difference between the effective rate of 13.0% in the 2008 Period as compared to 117.4% for the 2007 Period was due primarily to an additional $22.8 million in share-based compensation expenses in the 2007 Period which are not tax deductible.
Loss from Discontinued Operations. Loss from discontinued operations of $1.3 million in the 2007 Period related to the disposal of Longtop International Holdings Limited and our outsourcing business. There were no similar disposals in the 2008 Period.
Net Income. As a result of the foregoing, we had net income of $34.6 million in the 2008 Period as compared to a loss of $1.7 million in the 2007 Period.

LIQUIDITY AND CAPITAL RESOURCES
Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less that are placed with banks and other financial institutions. The following table sets forth a summary of our cash flows for the periods indicated:

	Nine Months Ended
	December	December
	31, 2007	31, 2008
	(In U.S. dollar thousands)
Net cash provided by operating activities	24,211	34,124

Net cash used in investing activities	(13,896)	(7,292)

Net cash provided by financing activities	125,048	428

Effect of exchange rates differences	4,349	4,646

Net increase in cash and cash equivalents	139,712	31,906
Cash and cash equivalents, beginning of period	69,920	204,526

Cash and cash equivalents, end of period	$209,632	$236,432

Net cash provided by operating activities was $34.1 million in the 2008 Period, an increase of 40.9% from the 2007 Period, which was slightly lower than the overall increase in our revenues of 61.6%, primarily due to $5.2 million in cash used in the 2008 Period for a prepaid land use right. Excluding the $5.2 million cash expenditure, our operating cash flow increase would have approximated our revenue growth. Our operating cash flow is attributable to several factors, with the primary factory being net income excluding non cash items such as share-based compensation expenses, amortization of intangibles, depreciation and various movements in working capital.
Our investing activities primarily relate to our acquisition activities, purchases and disposals of property and equipment and business acquistions.
In the 2008 Period, net cash used in investing activities was $7.3 million, and was primarily attributable to $7.8 million used in acquiring fixed assets and $5.3 million used in acquistions, offset by a $5.6 million decrease in restricted cash. In the 2007 Period, net cash used in investing activities was $13.9 million, and was primarily attributable to an increase in restricted cash of $9.2 million and $3.8 million used in acquisitions.
Our financing activities primarily consist of capital contributions, sale of our ordinary shares, borrowings from commercial banks and dividends paid to ordinary shareholders. In the 2008 Period, net cash provided by financing activities was $0.4 million, and was primarily attributable to $1.2 million received from the issuance of ordinary shares upon the exercise of options granted under our stock incentive plan, partially offset by $0.7 million for the repayment of capital lease obligation repayments. In the 2007 Period, net cash provided by financing activities was $125.0 million, and was primarily attributable to $146.5 million in net proceeds from the issuance of American depositary shares representing our ordinary shares in our initial public offering, $2.8 million in net short term borrowing proceeds and $11.8 million in amounts due to related parties, partially offset by $36.0 million in dividends paid.
As of December 31, 2008, we had cash and cash equivalents of $236.4 million as compared with $204.5 million as of March 31, 2008.
We believe that our current cash and cash equivalents will be sufficient to meet anticipated working capital, commitments and planned capital expenditures for at least the next twelve months.

INTERIM FINANCIAL STATEMENTS INDEX

Page

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS OF MARCH 31 AND DECEMBER 31, 2008	25

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE NINE MONTH PERIODS ENDED DECEMBER 31, 2007 AND 2008	26

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME FOR THE NINE MONTH PERIODS ENDED DECEMBER 31, 2007 AND 2008	27

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTH PERIODS ENDED DECEMBER 31, 2007 AND 2008	29

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	31

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
Unaudited Condensed Consolidated Balance Sheets
As of March 31 and December 31, 2008
(In U.S. dollar thousands, except share and per share data)

	March 31,	December 31,
	2008	2008

Assets
Current assets:
Cash and cash equivalents	$204,526	$236,432
Restricted cash	6,733	1,173
Accounts receivable, net	21,254	33,559
Inventories	1,351	3,478
Deferred tax assets	1,517	1,940
Other current assets	3,843	5,321

Total current assets	239,224	281,903

Fixed assets, net	8,167	13,302
Prepaid land use right	—	5,193
Intangible assets, net	7,764	11,585
Goodwill	14,966	17,900
Deferred tax assets	246	834
Other assets	524	1,162

Total assets	$270,891	$331,879

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	$512	$567
Accounts payable	4,143	3,533
Deferred revenue	9,487	22,008
Amounts due to related parties	54	—
Deferred tax liabilities	491	503
Accrued and other current liabilities	18,773	22,095

Total current liabilities	33,460	48,706

Long-term liabilities:
Obligations under capital leases, net of current portion	233	133
Deferred tax liabilities	1,863	2,136
Other non-current liabilities	445	351

Total liabilities	36,001	51,326

Shareholders’ equity:
Ordinary shares $0.01 par value (1,500,000,000 shares authorized, 50,274,126 and 50,660,431 shares issued and outstanding as of March 31 and December 31, 2008, respectively)	$502	$507
Additional paid-in capital	234,771	240,174
Retained earnings/(Accumulated deficit)	(14,021)	20,619
Accumulated other comprehensive income	13,638	19,253

Total shareholders’ equity	234,890	280,553

Total liabilities and shareholders’ equity	$270,891	$331,879

The accompanying notes are an integral part of these condensed consolidated financial statements.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
Unaudited Condensed Consolidated Statements of Operations
(In U.S. dollar thousands, except share and per share data)

	Nine Months Ended December 31,
	2007	2008

Revenues:
Software development	$41,631	$68,509
Other services	8,141	11,905

Total revenues	49,772	80,414

Cost of revenues:
Software development	16,855	19,116
Other services	3,309	6,880

Total cost of revenues	20,164	25,996

Gross profit	29,608	54,418

Operating expenses:
Research and development	3,093	3,631
Sales and marketing	7,917	7,801
General and administrative	18,029	7,020

Total operating expenses	29,039	18,452

Income from operations	569	35,966

Other income (expenses):
Interest income	2,155	4,438
Interest expense	(756)	(305)
Other income (expense), net	246	(292)

Total other income	1,645	3,841

Income before income tax expense	2,214	39,807
Income tax expense	(2,600)	(5,167)

Income (loss) from continuing operations	(386)	34,640
Loss from discontinued operations, net of tax	(1,293)	—

Net income (loss)	(1,679)	34,640

Net income (loss) per share:
Continuing operations	$(0.14)	$0.69
Discontinued operations	$(0.03)	$0.00

Basic ordinary share	$(0.17)	$0.69

Continuing operations	$0.60	$0.00
Discontinued operations	$(0.04)	$0.00

Basic preferred share	$0.56	$0.00

Continuing operations	$(0.14)	$0.66
Discontinued operations	$(0.03)	$0.00

Diluted	$(0.17)	$0.66

Shares used in computation of net income (loss) per share:
Basic ordinary share	34,835,235	50,467,808
Basic preferred share	7,699,292	—
Diluted	34,835,235	52,328,310

Includes share-based compensation related to:
Cost of revenues software development	$7,551	$1,211
Cost of revenues other services	164	185
General and administrative expenses	13,422	1,422
Sales and marketing expenses	4,459	1,102
Research and development expenses	1,392	285
The accompanying notes are an integral part of these condensed consolidated financial statements.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
Unaudited Condensed Consolidated Statements of Shareholders’ Equity
and Comprehensive Income
(In U.S. dollar thousands, except share and per share data)

	Nine Months Ended December 31,
	2007	2008

Ordinary shares:
Balance, beginning of period	$297	$502
Issuance of ordinary shares	102	—
Exercise of stock options	1	4
Exercise of RSU	—	1
Conversion of preference shares to ordinary shares upon initial public offering	103	—
Repurchase and cancellation of ordinary shares	(1)	—

Balance, end of period	502	507

Additional paid-in capital:
Balance, beginning of period	19,120	234,771
Share-based compensation paid by the Company	2,177	4,205
Compensation expenses paid by shareholders	24,811	—
Issuance of ordinary shares	156,019	—
Exercise of stock options	477	1,199
Exercise of RSU	—	(1)
Repurchase and cancellation of ordinary shares	(1,251)	—
Conversion of preference shares to ordinary shares upon initial public offering	47,784	—
Dividends	(15,685)	—

Balance, end of period	233,452	240,174

Subscription receivable:
Balance, beginning of period	—	—
Issuance of ordinary shares	321	—
Repayments and forgiveness	(321)	—

Balance, end of period	—	—

Retained earnings/(Accumulated deficit):
Balance, beginning of period	22,320	(14,021)
Adoption of FIN 48	(500)	—
Net income (loss)	(1,679)	34,640
Dividends	(38,768)	—

Balance, end of period	(18,627)	20,619

Accumulated other comprehensive income:
Balance, beginning of period	2,283	13,638
Cumulative translation adjustments	4,989	5,615

Balance, end of period	7,272	19,253

Total shareholders’ equity	$222,599	$280,553

Comprehensive income:
Net income (loss)	$(1,679)	$34,640
Foreign currency translation adjustment	4,989	5,615

Total comprehensive income	$3,310	$40,255

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
Unaudited Condensed Consolidated Statements of Shareholders’ Equity
and Comprehensive Income
(In U.S. dollar thousands, except share and per share data)

	Number of Outstanding Shares
Ordinary shares
Balance, beginning of period	29,705,267	50,274,126
Issuance of ordinary shares	10,232,248	—
Conversion of preference shares to ordinary shares upon initial public offering	10,313,862	—
Exercise of stock options	129,999	382,755
Exercise of RSU	—	3,550
Repurchase and cancellation of ordinary shares	(107,250)	—

Balance, end of period	50,274,126	50,660,431

The accompanying notes are an integral part of these condensed consolidated financial statement.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
Unaudited Condensed Consolidated Statements of Cash Flows
(In U.S. dollar thousands, except share and per share data)

	Nine Months Ended December 31,
	2007	2008

Cash flows from operating activities:
Net income (loss)	$(1,679)	$34,640

Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	26,988	4,205
Depreciation of fixed assets	1,224	2,109
Amortization of intangible assets	1,157	1,789
Provision for doubtful accounts	140	101
Impairment of intangible asset	393	—
Loss on disposal of fixed assets	36	207

Deferred income taxes	(557)	(965)

Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(8,963)	(10,681)
Inventories	(415)	(521)
Other current assets	(3,968)	(1,118)
Prepaid land use right	—	(5,193)
Other non-current assets	83	(575)
Other non-current liabilities	20	(188)
Accounts payable	1,586	(1,075)
Deferred revenue	7,826	12,043
Accrued and other current liabilities	340	(654)

Net cash provided by operating activities	24,211	34,124

Cash flows from investing activities:
Change in restricted cash	(9,163)	5,560
Proceeds from sale of fixed assets	32	225
Purchase of fixed assets	(806)	(7,766)
Purchase of intangible assets	(85)	(3)
Acquisitions, net of cash acquired	(3,824)	(5,308)
Amounts due from related parties	(50)	—

Net cash used in investing activities	(13,896)	(7,292)

Cash flows from financing activities:
Proceeds from short-term borrowings	28,576	—
Repayment of short-term borrowings	(25,770)	—
Dividend paid	(36,105)	—
Stock options exercised	478	1,203
Sale of ordinary shares, net of issue costs	146,470	—
Repayments of capital leases obligations	(426)	(721)
Amounts due to related parties	11,825	(54)

Net cash provided by financing activities	125,048	428

Effect of exchange rates differences	4,349	4,646

Net increase in cash and cash equivalents	139,712	31,906

Cash and cash equivalents, beginning of period	69,920	204,526

Cash and cash equivalents, end of period	$209,632	$236,432

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
Unaudited Condensed Consolidated Statements of Cash Flows
(In U.S. dollar thousands, except share and per share data)

Supplemental disclosure of cash flow information:
Income taxes paid	$1,248	$6,326
Interest paid	$756	$308
Supplemental disclosure of non-cash investing and financing activities:
Fixed assets purchased under capital leases	$447	$655
Dividends paid in form of assets	$18,348	$—
Acquisition:
Fair value of ordinary shares issued	$3,062	$—
Cash consideration	$3,524	$5,308
Cash consideration payable	$2,670	$3,061

Assets acquired	$9,256	$8,369

The accompanying notes are an integral part of these condensed consolidated financial statements.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS FOR THE NINE MONTHS
ENDED DECEMBER 31, 2007 AND 2008
(In U.S. dollar thousands, except share and per share data)
1. THE COMPANY AND BASIS OF PRESENTATION
Longtop Financial Technologies Limited (“Longtop Cayman”), was incorporated in the Cayman Islands in August 2007. Longtop Financial Technologies Limited (“Longtop BVI’’), formerly known as Lastest New Technology Limited, was incorporated in the British Virgin Islands on October 18, 2000. Effective September 5, 2007, Longtop Cayman entered into an agreement with the equity owners of Longtop BVI and its subsidiaries to initiate a restructuring process, whereby Longtop Cayman acquired 100% interest in Longtop BVI and its subsidiaries. This restructuring has been accounted for as a legal reorganization as there was no change in the ownership structure between Longtop BVI and Longtop Cayman.
Longtop Financial Technologies Limited and its subsidiaries (collectively, the “Company”) provides a comprehensive range of software solutions and services primarily to financial institutions in the People’s Republic of China (the “PRC”, excluding for the purpose of this annual report, Hong Kong, Macau and Taiwan), including the development, licensing, and support of software solutions, the provision of maintenance, support, and other services, and system integration services related to the procurement and sale of third party hardware and software.
Effective April 1, 2007, the Company changed its fiscal year from a calendar year to a fiscal year ending March 31.
As of December 31, 2008, the Company operates primarily through the following wholly-owned subsidiaries and variable interest entity:
Wholly-owned subsidiaries:
Longtop Financial Technologies Limited incorporated in the British Virgin Islands
Longtop Financial Technologies Group Limited incorporated in Hong Kong
Xiamen Longtop System Co., Ltd. (“Longtop System”) incorporated in the PRC
Xiamen Longtop Information Technology Co., Ltd. (“XLI”) incorporated in the PRC
Xiamen Longtop Financial Technology Management Co.,Ltd.(“XLM”) incorporated in the PRC
Shanghai Longtop Technology Co., Ltd incorporated in the PRC
Advanced Business Services (Beijing) Co., Ltd (“ABS”) incorporated in the PRC
Guangzhou FEnet Information Technologies Co., Ltd. (“FEnet”) incorporated in the PRC
Beijing Huayuchang Co-Founder Technology Development Co., Limited (“Huayuchang”)
Eastson International Limited incorporated in Hong Kong
Grand Legend Holdings Limited incorporated in the British Virgin Islands
Beijing Longtop Technology Co., Ltd incorporated in the PRC

In addition to the above, the Company has a number of wholly-owned subsidiaries in the PRC, Hong Kong and the British Virgin Islands.
Variable interest entity:
PRC regulations prohibit direct foreign ownership of business entities providing certain telecommunication services such as internet services in the PRC where certain licenses are required for the provision of such services. To comply with PRC laws and regulations, the Company engages in such activities through Xiamen Bizcn Network Co., Ltd (“Bizcn”) and its subsidiaries Xiamen Hooyoo Information Technology Co., Ltd. (“Hooyoo”) and Xiamen Reseller Order Information Technology Co., Ltd. (“Xiamen Reseller”)(collectively the “VIE”).
In June and July 2008, two employees of the Company acquired the VIE on behalf, and for the exclusive benefit, of the Company. The Company funded the capital requirements of the VIE through the extension of $4,389 in interest-free loans to the equity owners.
XLM entered into an exclusive service agreement with the VIE, wherein XLM provides technical, marketing and management consulting service to the VIE. In addition, XLM entered into a share pledge agreement and a share purchase option agreement with the equity owners. Such agreements effectively assign virtually all of the equity owners’ rights to the Company, including the right to declare dividends. The share purchase option agreement further provides XLM with the option to acquire all of the equity shares of the VIE, if and when permitted under PCS law, in an amount equal to the interest-free loan provided. The result of these series of agreements is that the equity owners have limited ability to make decisions that have a significant effect on the VIE’s operations and the Company has effectively assumed all of the economic risks and rewards of ownership associated with the VIE. As such, XLM is considered the primary beneficiary of the VIE and has included the VIE in its consolidated financial statements pursuant to the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised), “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51” since June 2008.
Summary financial information of the VIE included in the accompanying consolidated financial statements is as follows:

December 31,
2008

Total assets	$2,901
Total liabilities	2,077
The Company was listed on the New York Stock Exchange and completed its initial public offering on October 24, 2007.
The accompanying unaudited condensed consolidated interim financial statements reflect all normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods presented. Results for the nine months ended December 31, 2008 are not necessarily indicative of the results expected for the full fiscal year or for any future period.
These financial statements have been prepared in accordance with generally accepted accounting principles in the United States pursuant to the rules and regulations of the United States Securities and Exchange Commission (SEC) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.
These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the year ended March 31, 2008.

2. RECENT ACCOUNTING PRONOUNCEMENT
On April 1, 2008, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (SFAS) No. 157 “Fair Value Measurements” (“SFAS 157”) for all financial assets and financial liabilities recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). As of December 31, 2008, the Company does not have any financial instruments that are measured at fair value on a recurring basis. The Company deferred its implementation of SFAS 157 for all non-financial assets and liabilities in accordance with FASB Staff Position (FSP) FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”).
The Company has not elected to measure other financial instruments as permitted under SFAS No. 159, “Fair Value of Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115” (“SFAS 159”).
In December 2007, the FASB issued SFAS No. 141, “Business Combinations (Revised 2007)” (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS 5, “Accounting for Contingencies”, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008.  The adoption of SFAS 141R will change the Company’s accounting treatment for business combinations on a prospective basis beginning on April 1, 2009.
On April 1, 2009, the FASB issued FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP FAS 141(R)-1”), which amends the guidance in SFAS No. 141R, to establish a model for preacquisition contingencies that is similar to the one entities used under Statement 141. Under the FSP, an acquirer is required to recognize at fair value an “asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period.” If the acquisition-date fair value cannot be determined, then the acquirer follows the recognition criteria in Statement 5 and Interpretation 14 to determine whether the contingency should be recognized as of the acquisition date or after it. The FSP is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The adoption of FSP FAS 141(R)-1 will change the Company’s accounting treatment for business combinations on a prospective basis beginning on April 1, 2009.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51” (“SFAS 160”). This Statement amends ARB 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The adoption of SFAS 160 will not have a material impact on the Company’s consolidated financial position or result of operations.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 enhances the required disclosures under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, in order to provide the investing community additional transparency in an entity’s financial statements and to more adequately disclose the impact investments in derivative instruments and use of hedging have on financial position, operating results and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application allowed. SFAS 161 does not change the accounting treatment for derivative instruments and will change the Company’s disclosure for derivative instruments and hedging activities, if any, on April 1, 2009.
In April, 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). In determining the useful life of acquired intangible assets, FSP 142-3 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements. FSP 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. The adoption of FSP 142-3 will not have a material impact on the Company’s consolidated financial position or result of operations.
At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 requires entities that acquire a defensive intangible asset after the effective date of SFAS 141R to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The adoption of EITF 08-7 will change the Company’s accounting treatment for acquired defensive intangible assets on a prospective basis beginning on April 1, 2009.

On April 9, 2009, the FASB issued three Staff Positions (“FSPs”): (1) FSP FAS 157-4, which provides guidance on determining fair value when market activity has decreased; (2) FSP FAS 115-2 and FAS 124-2, which addresses other-than-temporary impairments for debt securities; and (3) FSP FAS 107-1 and APB 28-1, which discusses fair value disclosures for financial instruments in interim periods. These FSPs are effective for interim and annual periods ending after June 15, 2009 with early adoption permitted. The Company elected to early adopt these FSPs, effective January 1, 2009, which had no material impact on its consolidated financial position or results of operation.
3. BUSINESS COMBINATION
During the nine months ended December 31, 2008, the Company acquired four businesses, including the VIE, which provide ATM maintenance services, software technology services and certain telecommunication services for cash consideration of $8,255 and incurred acquisition costs of $114. The Group recognized acquired intangible assets of $4,942 and recognized goodwill of $2,525 (assigned to the software development, ATM maintenance and other services segments in the amounts of $44, $495 and $1,986, respectively). The goodwill is not expected to be fully deductible for tax purposes. Additional purchase consideration of $2,711 in cash is contingent and is based on the achievement of certain financial and operational milestones for the period ended March 31, 2009.
In addition, the Company paid $878 which will be refunded by the Sellers unless they fulfill employment obligations with the Company over a two to five year period  and this amount has been recorded as compensation expense.
4. SEGMENT AND GEOGRAPHIC INFORMATION
The Company follows the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, which establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company’s chief operating decision maker has been identified as the Chief Executive Officer. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.
As of December 31, 2008, the Company has three reportable segments: software development, ATM maintenance and ancillary services. The software development segment is responsible for the development, maintenance and integration of software in accordance with the customers’ specifications and requirements and includes assistance in implementation, customization and integration, post-contract customer support, training and consulting. The ATM maintenance segment is engaged in the maintenance of ATM machines. The ancillary services segment is engaged in the procurement of hardware and software licenses on behalf of customers, in professional services for IT service management, and design, consulting and supplementary technology related services and certain telecommunication services. The procurement of hardware and software is considered an operating segment and has been included in the ancillary services segment because it is not material for separate disclosure.
Assets are not allocated to segments for internal reporting purposes. A portion of amortization and depreciation is included with various other costs in an overhead allocation to each segment.

The Company does not allocate operating expenses to its segments and reviews the performance based on the gross margin of that segment.
Analysis of reportable segments (management information):

	Nine Months Ended December 31, 2007
	Software	ATM maintenance	Ancillary
	development	services	services	Total
Gross revenues from external customers	$41,631	$3,428	$4,713	$49,772
Segment gross profit	$24,776	$1,985	$2,847	$29,608

	Nine Months Ended December 31, 2008
	Software	ATM maintenance	Ancillary
	development	services	services	Total
Gross revenues from external customers	$68,509	$5,412	$6,493	$80,414
Segment gross profit	$49,393	$2,154	$2,871	$54,418
Substantially all of the Company’s long-lived assets are located in the PRC. In addition, substantially all of the Company’s revenues are generated in the PRC.
5. INCOME TAX EXPENSE
Cayman Islands and British Virgin Islands
Under the current laws of the Cayman Islands and British Virgin Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman or British Virgin Islands withholding tax is imposed upon any payment of dividends.
Hong Kong
The profits of the Company’s subsidiaries in Hong Kong are subject to tax at 16.5%. The Company’s subsdiaries in Hong Kong had minimal taxable income.
China
The Company conducts substantially all of its business through its PRC operating subsidiaries which have applicable tax rates that range from 10% to 25%, dependent on tax holidays or preferred tax treatments, as discussed below.
Prior to January 1, 2008, the Company’s subsidiaries in China were governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws (the “PRC Income Tax Law”). Pursuant to the previous PRC Income Tax Law, wholly-foreign-owned enterprises were subject to tax on PRC taxable income at a statutory rate of 33% (30% state income tax plus 3% local income tax), 15% where the subsidiary was located in a special economic zone or 15% for certain technology enterprises which were classified as “High and New Technology Enterprise” (“HNTE”). Furthermore, HNTE was exempted from Chinese state corporate income tax for three years, beginning with their first year of operation, and were entitled to a 50% tax reduction, to a rate of 7.5%, for the subsequent three years and a reduction to a rate of 15% thereafter.
During the nine months ended December 31, 2007, substantially all of the operations of the Company in the PRC were subject to tax at 15% as they were located in a special economic zone.

In March 2007, the Chinese government enacted the Corporate Income Tax Law, and promulgated related regulations, which were effective January 1, 2008. The Corporate Income Tax Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. HNTE will still enjoy a favorable tax rate of 15% provided they can meet the qualifying criteria. The previous income tax laws and rules, which stipulated income tax rates for domestic and foreign invested enterprises at different rates, expired upon the effectiveness of the Corporate Income Tax Law. The Corporate Income Tax Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”). Based on Circular 39, certain specifically listed categories of enterprises which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises would be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively. As most of the Company’s income is earned in the Xiamen special economic zone, during the three months ended March 31, 2008 the Company applied an effective tax rate of 18% for income subject to taxation in China.
During the nine months ended December 31, 2008, Longtop System which accounts for the majority of the Company’s taxable income, was designated as a HNTE and will be subject to an income tax rate of 15% as long as it qualifies as a HNTE. FEnet also received designation as a HNTC during the nine months ended December 31, 2008. For Longtop System and FEnet we have applied the 15% tax rates in our calculation of deferred taxes because we expect to retain the HNTE status for the foreseeable future. During the nine months ended December 31, 2008, other subsidiaries in the PRC were subject to tax at rates ranging from 18% to 25% depending on their location within China.
In December 2008, the Company received a notification from the National Development and Reform Commission, the Ministry of Industry and Information Technology, Ministry of Commerce, and State Administration of Taxation that its subsidiary, Longtop System qualified as a “Key Software Enterprise” for the year ended December 31, 2008, providing a 10% tax rate for income earned during the year ended December 31, 2008. Longtop System received a similar preferential tax rate for the 2007 and 2006 calender year. However, due to the significant uncertainty of obtaining similar preferential tax rates for future years, the Company did not assume Longtop System would continue to enjoy the 10% tax rate after January 1, 2009. Instead, it has used the 15% preferential tax rate in calculation of deferred taxes of Longtop Systems.
The effective tax rate is based on expected income, applicable tax rates and incentives available in the various jurisdictions in which the Company operates. For interim financial reporting, the Company estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the FIN 18, “Accounting for Income Taxes in Interim Period” and APB 18, “Interim Financial Reporting”. As the year progresses, the Company refines the estimates of the year’s taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Company adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

The Corporate Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to a non-resident enterprise outside of China, which will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the non-resident enterprise. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax (for the Hong Kong holding company which directly holds at least 25% of the capital of the foreign invested enterprise) on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region. However, under Guoshuihan (2009) No. 81, a transaction or arrangement entered into for the primary purpose of being qualified for a preferential tax rate on dividends under a tax agreement would not be a valid reason for qualifying for such preferential treatment. Where a taxpayer inappropriately enjoyed the tax agreement treatment due to such a transaction or arrangement, the competent tax authorities are empowered to make appropriate adjustments that they deemed appropriate. Since we intend to reinvest our earnings to further expand our businesses in mainland China, our foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future. Accordingly, as of December 31, 2008, we have not recorded any withholding tax on $53,687 in retained earnings of our foreign invested enterprises in China.
Uncertainties exist with respect to how China’s current income tax law applies to our overall operations, and more specifically, with regard to tax residency status. The Corporate Income Tax Law includes a provision specifying that legal entities organized outside of China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. The Implementation Rules to the Corporate Income Tax Law Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within China. Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply the rules to taxpayers. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of China should be treated as residents for the Corporate Income Tax Law purposes. If one or more of our legal entities organized outside of China were characterized as China tax residents for nine months ended December 31, 2008, the impact would adversely affect our results of operation.
Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. We have not recorded any such deferred tax liability attributable to the undistributed earnings of our financial interest in the VIE because the VIE was in accumulated loss position for the nine months ended December 31, 2008.
6. NET INCOME (LOSS) PER SHARE
Basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. The Company determined that its Series A and Series B convertible redeemable preferred shares outstanding prior to the completion of its initial public offering were participating securities, as they participated in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Company has used the two-class method of computing income per share through October 24, 2007, the date on which the Series A and Series B convertible redeemable preferred shares were converted into ordinary shares. Income per share is computed for ordinary and preferred shares according to participation rights in undistributed earnings. Under this method, net income applicable to holders of ordinary shares is allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period. Diluted income per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. For the nine months ended December 31, 2007, the application of the two-class method was more dilutive than the if-converted method. Diluted net income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, unless the effect is anti-dilutive.

The following is a reconciliation of the numerators and denominators of the basic and diluted net income per share computations:

	Nine Months Ended December 31,
	2007	2008

Income from continuing operations	$(386)	$34,640
Loss from discontinued operations	(1,293)	—
Amount allocated to participating securities-income from continuing operations	(4,665)	—
Amount allocated to participating securities-loss from discontinued operations	331	—

Net income (loss) attributable to ordinary shareholders	$(6,013)	$34,640

Shares (denominator):
Weighted average ordinary shares outstanding — basic	34,835,235	50,467,808
Weighted average preferred shares outstanding — basic	7,699,292	—
Dilutive effect of RSUs and employee stock options	—	1,860,502

Diluted shares outstanding	34,835,235	52,328,310

Net income (loss) per share:
Continuing operations	$(0.14)	$0.69
Discontinued operations	$(0.03)	$0.00

Basic ordinary share	$(0.17)	$0.69

Continuing operations	$0.60	$0.00
Discontinued operations	$(0.04)	$0.00

Basic preferred share	$0.56	$0.00

Continuing operations	$(0.14)	$0.66
Discontinued operations	$(0.03)	$0.00

Diluted	$(0.17)	$0.66

For nine months ended December 31, 2007, 7,699,292 preferred shares and 1,745,366 RSU and employee stock options have been excluded from the diluted net income (loss) per share calculation because their inclusion would have been antidilutive.

7. SHARE-BASED COMPENSATION EXPENSE
Effective July 1, 2005, the Company adopted the Longtop Financial Technologies Limited 2005 Long Term Incentive Plan or (the “2005 Incentive Plan”) under which the Company may grant to its employees, directors and consultants options to purchase ordinary shares of the Company at prices not less than the fair market value at the date of grant and restricted share units (or “RSUs”) representing the right, upon vesting, to receive from the Company, at the Company’s election, either (x) the number of ordinary shares equal to the number of RSUs then vested or (y) cash equal to the then fair market value of the number of ordinary shares equal to the number of RSUs then vested. At March 31, 2008 and December 31, 2008, 8,550,000 options and RSUs to purchase ordinary shares of the Company were authorized.
As of December 31, 2008, there was $15,347 of total unrecognized share-based compensation expense, net of forecasted forfeitures, related to the Company’s share-based compensation arrangements, which is expected to be recognized over a weighted-average period of approximately 2.9 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation cost related to these awards may be different from the expectation. No income tax benefit has been recognized in the income statement for share-based compensation arrangements.
In February 2006, with the approval of the Company, Bloomwell International Limited (“Bloomwell”), a company controlled by Jia Xiaogong, the Company’s Chairman, transferred 6,000,000 of its ordinary shares to Well Active International Limited (“Well Active”), a company incorporated in the British Virgin Islands for purposes of holding the shares and distributing some of these shares to employees and consultants. Well Active is owned by three of the Company’s employees who act as nominee shareholders at the direction of Jia Xiaogong. In November 2006, the Company cancelled, with the agreement of the various holders, 4,890,750 units of RSUs equity awards, being all the RSUs outstanding, which had been previously issued by the Company. At the same time, Well Active granted interests at a cost of $4.83 per ordinary share in 4,890,750 ordinary shares of the Company with immediate vesting and without sale restrictions to the holders of the RSUs (“Beneficiaries”) whose RSUs had been cancelled and granted interests in 30,000 shares without any cost. As consideration for the transfer of 4,890,750 of the ordinary shares, Well Active received from each Beneficiary a promissory note (“Promissory Note”) of $4.83 per ordinary share which bears interest at 150 basis points above the Bank of China lending rate. In December 2006, Well Active granted interests at a cost of $4.83 per ordinary share in an additional 60,000 ordinary shares of the Company to employees. Well Active received a Promissory Note as consideration for the 60,000 ordinary shares. Compensation expense was calculated as the excess of the fair value of the ordinary share on the grant date over the Promissory Note obtained by Well Active. As a result of these grants, during the year ended December 31, 2006, the Company recorded $2,904 in compensation expense as Bloomwell was considered a significant shareholder of the Company. In October 2007, Well Active cancelled Promissory Notes and accrued interest for 4,790,550 shares which resulted in share-based compensation expense of $24,811 during the nine months ended December 31, 2007. During the nine months ended December 31, 2007, 160,200 ordinary shares were returned by employees to Well Active in consideration for cancellation of the related Promissory Notes and accrued interest. No amounts under Promissory Notes were due by employees to Well Active as of March 31, 2008 or December 31, 2008.

A summary of option activity for the nine month period ended December 31, 2008 is presented below:

			Weighted average
		Weighted average	remaining contract
	Number of options	exercise price	term	Total intrinsic value
Outstanding at April 1, 2008	3,230,541	$5.16	4.02	$44,309
Granted	—	—
Exercised	(391,375)	$3.34
Forfeited or cancelled	(119,850)	$6.43

Outstanding at December 31, 2008	2,719,316	$5.37	3.29	$26,512

Share options vested or expected to vest at December 31, 2008	2,661,436	$5.40	3.29	$25,857
Share options exercisable at December 31, 2008	1,198,536	$4.88	3.15	$12,276
Total intrinsic value of options exercised for the nine months ended December 31, 2007 and 2008 was $4,444 and $5,154 respectively.
A summary of RSU activity for the nine month period ended December 31, 2008 is presented below:

		Weighted average	Weighted average
		grant-date fair	remaining contract
	Number of RSUs	value	term	Total intrinsic value
Outstanding at April 1, 2008	609,650	$17.27	4.51	$11,510
Granted	368,500	$17.19
Exercised	(5,150)	$17.50
Forfeited or cancelled	(40,600)	$16.81

Outstanding at December 31, 2008	932,400	$17.26	4.07	$14,098

RSUs vested or expected to vest at December 31, 2008	846,371	$17.26	4.07	$12,797
RSUs exercisable at December 31, 2008	26,250	$17.50	3.71	$397
Total intrinsic value of RSUs exercised for the nine months ended December 31, 2007 and 2008 was Nil and $78, respectively.
8. RELATED PARTIES BALANCES AND TRANSACTIONS
Other services revenue for the nine months ended December 31, 2007 and 2008, included $50 and $351, respectively for services provided by the Company to Longtop International Holdings Limited (“LTI”), a related party.
The amounts due to related parties of $54 at March 31, 2008 (December 31, 2008: nil) includes $12 which is due to LTI for travel expenses paid on behalf of the Company and $42 due to Well Active for initial public offering proceeds collected by the Company on Well Active’s behalf. Balances due to related parties are unsecured, interest-free and have no fixed repayment terms.
On October 5, 2007, the Company declared a $30 million cash dividend payable to its then-current shareholders, subject to completion of its initial public offering. The dividend was paid subsequent to the initial public offering.

9. DISCONTINUANCE OF OUTSOURCING OPERATION
During July 2007, in order to focus on its China software and IT services business, the Company discontinued its outsourcing operations which included LTI and its subsidiaries. The disposal of LTI and its subsidiaries was undertaken by way of a pro rata dividend in kind to the Company’s shareholders, which amounted to $12,194 — equal to the carrying value of the net assets on the dividend date. In addition to the payment of the dividend of $12,194, the Company undertook the following transactions:
On September 12, 2007, the LTI Founders and the Company agreed to modify certain LTI US Founder equity and other arrangements and agreed to other matters, including: the existing rights of the LTI Founders to acquire, in total, 315,000 of the Company’s ordinary shares at $6.43 per share pursuant to existing stock options and existing agreements to acquire 300,000 of the Company’s ordinary shares for no consideration from Well Active were cancelled; (2) it was confirmed that the LTI Founders unvested options to acquire 107,250 Longtop ordinary shares with a $3.00 per share exercise price were permitted to continue to vest; (3) the LTI Founders exercised 107,250 vested options to purchase ordinary shares in the Company and the Company purchased the shares for a net purchase price of $930, payable no later than January 31, 2008; and (4) the Company provided a guarantee that LTI would pay $1,225 (the “1,225 Obligation”) to the LTI Founders. The Company recorded the $1,225 as loss from discontinued operations during the year ended March 31, 2008.
In addition, on September 12, 2007, the Company’s Board of Directors:
1) Declared a cash dividend of $1,225 to the Company’s shareholders (the “$1,225 Dividend”) subject to approval of the Company’s shareholders payable prior to Company’s initial public offering. The $1,225 Dividend was subsequently approved by the shareholders and paid in the year ended March 31, 2008. In the same year, the Company’s shareholders contributed the $1,225 Dividend to LTI, which used to settle the $1,225 Obligation to the LTI Founders.
2) Declared a share dividend of 150,000 ordinary shares payable to the Company’s shareholders, subject to the approval of the shareholders, to in turn be contributed by the shareholders to LTI for future LTI employee and consultant equity incentives. The dividend was subsequently approved by the shareholders and paid in the nine months ended December 31, 2007.
3) Approved the terms of the management and services agreement between LTI and the Company, which took effect upon the closing of the Company’s initial public offering. Under this agreement, the Company provides certain managerial, finance and accounting services to LTI, in return for (1) $15,000 per month for accounting services; (2) $10,000 per month for assistance from certain members of the Company’s senior management, including its chief executive officer and chief financial officer; and (3) market rates for outsourcing services to be provided by the Company. In addition, LTI will be entitled to use the name “Longtop” in its business without charge, subject to the Company’s right to reconsider from time to time the royalty-free nature of this use. During the nine months ended December 31, 2007 and 2008, the Company recorded in other services revenue an amount of $50 and $225, which was billed to LTI pursuant to the management and services agreement.

Subsequent to the completion of the foregoing arrangements, the Company’s contingent obligations in relation to LTI consisted of (1) $4,006 in cash, consisting of (a) $1,225 for the $1,225 Obligation, (b) $821 in contingent consideration related to the 48.75% acquisition of LTI and (c) $1,960 for the unescrowed portion of the contingent consideration and compensation arrangements related to the acquisition of Minecode and (2) 728,973 ordinary shares, consisting of (a) 423,665 ordinary shares in contingent consideration related to the 48.75% acquisition of LTI, (b) 155,308 ordinary shares in contingent consideration and retention shares related to the acquisition of Minecode and (c) 150,000 ordinary shares to be issued to LTI for its future use in connection with LTI incentive grants. These contingent obligations were provided for in full by the above-described dividends and contributions. Prior to the Company’s distribution of LTI to the Company’s shareholders, the Company had issued to LTI employees options to purchase 581,850 Longtop ordinary shares at a $6.43 per share exercise. At March 31, 2008 and December 31, 2008, 416,400 and 169,775 of the options issued to LTI employees were outstanding.
As a result of the disposal described above, the outsourcing business has been reported as a discontinued operation. There were no remaining assets or liabilities associated with discontinued operations in the accompanying consolidated balance sheet at March 31, 2008 or December 31, 2008.
Accordingly, the Company’s consolidated statements of operations separate the discontinued operation for all periods presented.
10. PREPAID LAND USE RIGHT
Prepaid land use right represents operating lease prepayments of land use rights to the PRC’s land bureau.  Amortization is calculated using the straight-line method over the estimated land use right period of 47 years.
11. SUBSEQUENT EVENTS
In April 2009, the Company entered into a definitive agreement to purchase for cash all of the business and certain assets of Sysnet Info-tech Corporation (“Sysnet”), an IT service provider focused on China’s insurance industry, for fixed consideration of RMB126 million ($18.4 million). Additional purchase consideration of up to RMB45 million ($6.6 million) in cash is contingent and is based on the achievement of certain financial conditions during the two calendar years ending December 31, 2009 and 2010. The Company is also obligated to pay RMB9.0 million ($1.3 million) in cash to the extent certain Sysnet employees fulfill employment obligations during the two calendar years ending December 31, 2009 and 2010.
The Company completed the acquisition in order to increase its market share in providing IT related services to insurance industry in China. The purchase price was determined in arms’ length negotiations between the Company and Sysnet’s shareholders.
The acquisition will be accounted for as a purchase business combination and the results of operations will be included in the Company’s consolidated financial statements subsequent to the acquisition date, which is expected to be sometime during the three months ended June 30, 2009. The Company has not completed the allocation of the purchase price.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: May 15, 2009	LONGTOP FINANCIAL TECHNOLOGIES LIMITED
	By:	/s/ Derek Palaschuk
		Name:	Derek Palaschuk
		Title:	Chief Financial Officer